September 28, 2007

Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Pamela Long, Assistant Director

Re:	NGA HoldCo, LLC

Amendment No. 1 to Registration Statement

on Form 10-SB

Commission File No. 0-52734

Ladies and Gentlemen:

On behalf of NGA HoldCo, LLC (the “Company”), and in accordance with the procedure agreed to in a telephone call with Nudrat Salik of the Staff, we are filing this letter in response to the comments on the above-referenced filing set forth in the Staff’s comment letter, dated September 14, 2007 (the “Comment Letter”). When we have provided responses that are satisfactory to the Staff, we will file Amendment No. 2 to the above-referenced registration statement (the “Amendment”) to reflect the changes to the filing contemplated by our correspondence with the Staff.

Set forth below is the text of each of the Staff’s comments. The text of each comment is followed by the response. Except as otherwise indicated, page references in the responses are to pages of the above-referenced filing. To assist the Staff in its review of our responses, we have provided each of the individuals referred to in the last paragraph of the Comment Letter with a copy of this letter, including the attachments hereto. Information regarding the Company has been furnished by the managers of the Company and information regarding Eldorado Resorts LLC (“Resorts”) has been provided by executive officers of Resorts.

Comment 1.	On page 5 you disclose that at the time of the closing under the Purchase Agreement, the Resorts’ current operating agreement will be amended and restated to grant you put rights and grant Resorts call rights related to the equity interest in Resorts. Please disclose the terms of these rights in your pro forma financial information as well as how you will account for these rights. Please tell us what consideration you gave to reflecting these rights in your pro forma financial statements.

Response:	In response to this comment, the pro forma financial information will be revised to include as a new footnote (b) to the pro forma balance sheet as of June 30, 2007 the disclosure set forth in Attachment A, which includes a description of the terms of the put and call rights as well as how these rights will be accounted for.

These put and call rights have been evaluated from an accounting perspective to determine if they represent embedded derivatives pursuant to the guidance provided in SFAS No. 133 “Accounting for Derivatives Instruments and Hedging Activities” (“SFAS No. 133”). Due to the fact that neither the put or the call right requires or permits net settlement, neither meets the definition of a derivative pursuant to the guidance provided in paragraph 6(c) of SFAS No. 133. Specifically, in the event the put or call right is exercised, Resorts (in the case of the exercise of the call right) or Resorts and Donald L. Carano (in the case of the exercise of the put right) would be required to deliver cash to AcquisitionCo LLC in exchange for its membership interest. As such, the provisions of paragraph 9(a) of SFAS No. 133 are not present. Also, there is no market mechanism, as described in paragraph 9(b) of SFAS No. 133 which would facilitate a net settlement since Resorts is a private company and there is no observable market for the put/call rights that would allow them to be readily converted to cash (criteria 9(c) of SFAS No. 133).

Additionally, the guidance found in paragraph 12 of SFAS No. 133 was also considered in evaluating whether the put and call rights represented embedded derivatives that need to be separated from their host contract and accounted for as separate derivative instruments. Specifically, it was concluded that the condition discussed in paragraph 12 (c) of SFAS No. 133 was not met as it was determined that the put and call rights did not meet the definition of a derivative and, accordingly, further evaluation of the put and call rights as potential embedded derivatives was not warranted.

Therefore, the existence of the put and call rights to be provided for in the Amended and Restated Resorts Operation Agreement and in the Put-Call Agreement, each of which will be executed at the time of closing of the Resorts transaction, will have no immediate accounting considerations. Accordingly, the put and call rights are not reflected on the pro forma balance sheet.

Comment 2.	We note your response to prior comment 14. Please address the following:

•	As previously requested, please expand your description of note (a) to your pro forma balance sheet to state the nature of the difference between the amounts disclosed on page 4 and the amounts recorded on your balance sheet as of June 30, 2007 related to these investments. Specifically, your description of the Resorts transaction on page 4 states that you will transfer to Resorts $31,133,250 original principal amount of the Shreveport Bonds as well as transfer to Carano $6,912,113 original principal amount of the Shreveport Bonds and an equity interest of $286,889 related to Shreveport Gaming Holdings, Inc; and

•	You state that the accounting for this exchange of the Shreveport Bonds and the Shreveport Gaming Holdings equity interest for the equity interest in Resorts has been revised to reflect a zero gain/loss on the exchange. The value of the equity interest received in Resorts was determined to be equivalent to the fair value of the assets exchanged. As previously requested, please help us understand how your accounting for this exchange complies with paragraph 11 of SFAS No. 140.

Response:	At the time the contemplated transaction is executed, the Company, through its wholly owned subsidiary AcquisitionCo LLC, will transfer to Resorts $31,133,250 original principal amount of the Shreveport Bonds as well as transfer to Carano $6,912,113 original principal amount of the Shreveport Bonds and an equity interest of $286,889 related to Shreveport Gaming Holdings, Inc. As indicated in the financial statement footnotes to the Company’s audited financial statements, the Company accounts for its existing investment in Eldorado-Shreveport in accordance with SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). Specifically, the Company has classified the Eldorado-Shreveport investments as trading securities (per SFAS No. 115) and reports these investments at fair value. The aggregate fair value of these investments was $36,465,322 at June 30, 2007 and is reasonably consistent with the price Newport Global paid to acquire these investments at a discount in August 2006. The preferred shares are not traded on a formal exchange and are, therefore, considered over-the-counter securities . As such, these securities are traded by broker dealers who negotiate directly with one another. The fair value of the Shreveport Bonds was determined by an independent third party. Accordingly, in response to this comment, the disclosure in footnote (a) to the pro forma balance sheet appearing on page F-72 will be revised to add the additional disclosure set forth in Attachment B to state the nature of the difference between the amounts disclosed on page 4 and the amounts recorded on the Company’s balance sheet as of June 30, 2007 related to the Eldorado-Shreveport investments.

The proposed exchange of the Company’s investments in Eldorado-Shreveport for an equity interest in Resorts was evaluated under the guidance provided in SFAS No. 140 “Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities,” (“SFAS No. 140”). In accordance with Paragraph 11 of SFAS No. 140, the assets to be received by the Company from the exchange, the 17.0359% equity interest in Resorts, will be recorded at fair value. The fair value of the equity interest in Resorts to be obtained by the Company was based on the quoted market price of the investments to be given up by the Company in exchange for the equity interest in Resorts. Accordingly, there will be no gain or loss on the exchange of investments. This accounting treatment is consistent with the guidance provided in paragraph 68 of SFAS No. 140 which indicates that quoted market prices are the best evidence of fair value. It was determined that the quoted market prices of the Company’s investments in Eldorado-Shreveport were more indicative of fair value as compared to the equity value of a privately held company like Resorts.

Subsequent to the proposed exchange, the Company will account for its investment in Resorts under the equity method consistent with the guidance provided in EITF D-46.

Comment 3.	We note your response to prior comment 17. We remind you that any gains or losses directly attributable to the transaction should continue to be presented as an adjustment to pro forma retained earnings on your pro forma balance sheet with an appropriate explanation in the notes. Also, refer to Rule 11-02(b)(5) of Regulation S-X for the disclosures required in the footnotes to the pro forma income statement for any material, nonrecurring amounts directly attributable to the transaction.

Response:	The Company understands that any gains or losses directly attributable to the Resorts transaction should continue to be presented as an adjustment to pro forma retained earnings on its pro forma balance sheet with an appropriate explanation in the notes.

Regarding Rule 11-02(b)(5) of Regulation S-X and the disclosure required in the footnotes to the pro forma income statement for any material, nonrecurring amounts attributable to the transaction, please see the response to Comment 2, above, where it has been concluded that there will be no gain or loss on the exchange of investments. Aside from the proposed exchange of investments, there are no other transactions that have occurred or are contemplated that would result in any material, nonrecurring amounts that should be reflected in the pro forma income statement.

Comment 4.	We note your response to prior comment 18. Please also revise your description of your pro forma income statement for the six months ended June 30, 2007 to state, if true, that the pro forma adjustments assume that the transaction was consummated on August 1, 2006, which was your inception date. Refer to Rule 11-02(b)(6) of Regulation S-X.

Response:	In response to this comment, the description of the pro forma income statement for the six months ended June 30, 2007, which appears on page F-73, will be revised by amending and restating the sentence immediately preceding the footnotes so that it reads as follows:

“The purpose of this schedule is to show the consolidated income statement as if the acquisition of the equity interest in Eldorado Resorts LLC occurred on August 1, 2006, the date that Newport Global Opportunities Fund first acquired Shreveport bonds.”

As requested in the Comment Letter, when the Amendment is filed, we will provide a currently dated letter from the Company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We and the Company have made every effort to be fully responsive to all of your comments. If you have any questions concerning our responses or require any additional information, please do not hesitate to contact the undersigned at 215-977-2234.

Sincerely,

/s/ Howell J. Reeves
Howell J. Reeves For WOLF, BLOCK, SCHORR and SOLIS-COHEN LLP

HJR/ary

cc:	Nudrat Salik, Staff Accountant

Rufus Decker, Accounting Branch Chief

Errol Sanderson, Financial Analyst

Thomas R. Reeg, Operating Manager of the Company

Robert M. Jones, Chief Financial Officer of Resorts

Diane S. Larsen, Managing Partner, Ernst & Young LLP

Jeffrey Ortwein, Partner, Deloitte & Touche LLP

A. J. Hicks, Esquire

Attachment A

(Text to be added as a new footnote (b) to the pro forma

consolidated balance sheet as of June 30, 2007)

At the time of closing under the Purchase Agreement, AcquisitionCo and the current members of Resorts will enter into an amendment and restatement of Resorts’ current operating agreement (the “Resorts Operating Agreement”). Under the terms of the Resorts Operating Agreement, at any time after the occurrence of a “Material Event” (as defined) or at any time after June 14, 2015 (the “Trigger Date”) AcquisitionCo or its permitted assignee(s) (the “Interest Holder”) will have the right to sell (“Put”) all but not less than all the new 14.47% interest acquired from Resorts to Resorts, and Resorts will have the right to purchase (“Call”) all but not less than all of the entire 17.0359% interest acquired by AcquisitionCo, at a price equal to the fair market value of the interest without discounts for minority ownership and lack of marketability, as determined by mutual agreement of the Interest Holder and Resorts. In the event that after 30 days the Interest Holder and Resorts have not mutually agreed on a purchase price, the purchase price will be determined by the average of two appraisals by nationally recognized appraisers of private companies, provided the two appraisals are within a 5% range of value based upon the lowest of the two appraisals. If the two appraisals are not within the 5% range, the purchase price will be determined by the average of a third mutually acceptable, independent, nationally recognized appraiser of private companies and the next nearest of the first two appraisals unless the third appraisal is at the mid-point of the first two appraisals, in which event the third appraisal will be used to establish the fair market value. So long as a Material Event that entitles the Interest Holder to exercise its Put right has not occurred, AcquisitionCo will have the right to unilaterally extend the Trigger Date for up to two one-year extension periods. Upon exercise of either the Call or the Put, the Resorts Operating Agreement will provide that the transaction close within one year of the exercise of the right unless delayed for necessary approvals from applicable gaming authorities. As defined in the Resorts Operating Agreement, a “Material Event” for the purpose of allowing Resorts to exercise the right to Call the 17.0359% interest means the loss, forfeiture, surrender or termination of a material license or finding of unsuitability issued by one or more of the applicable gaming authorities with respect to Thomas R. Reeg, AcquisitionCo or any transferee of AcquisitionCo or any affiliate of AcquisitionCo. If a Material Event occurs that permits Resorts to exercise its Call right prior to the Trigger Date, the Interest Holder will be obligated to provide carry back financing to Resorts on terms and conditions reasonably acceptable to Resorts. If a Call is required or ordered by any applicable gaming authority, the Call will be on the terms provided for in the Resorts Operating Agreement, unless other terms are required by any of the applicable gaming authorities, in which event the Call will be on those terms. As defined in the Resorts Operating Agreement, a “Material Event” for the purpose of allowing the Interest Holder to exercise the right to Put the 14.43% interest to Resorts means the loss, forfeiture, surrender or termination of a material license or finding of unsuitability by any applicable gaming authority with respect to Resorts, any affiliate of Resorts (other than AcquisitionCo or its affiliates), including, but not limited to, the Eldorado-Reno, the Eldorado-Shreveport and Silver Legacy.

At the time of closing under the Purchase Agreement, Resorts, AcquisitionCo and Carano will enter into a separate put-call agreement (the “Put-Call Agreement”). Under the terms of the Put-Call Agreement, the Interest Holder will be entitled, if it exercises its Put right under the

Resorts Operating Agreement, to require Carano to purchase from it the portion of the 17.0359% interest acquired by AcquisitionCo from Carano. In that event, the purchase price payable by Carano will be the amount determined by multiplying the purchase price payable to the Interest Holder for the 14.47% interest, as determined in accordance with the terms of the Resorts Operating Agreement, multiplied by a fraction the numerator of which is the percentage interest in Resorts being sold to Carano and the denominator of which is the percentage interest in Resorts being sold to Resorts.

In the event of an initial public offering by Resorts of any of its equity securities, the Put and Call provisions under the Resorts Operating Agreement and the Put-Call Agreement will terminate and be of no further force and effect.

The Put and Call rights have no immediate accounting implications on these pro forma financial statements as they have been determined not to represent embedded derivatives as defined by SFAS No. 133 “Accounting for Derivatives Instruments and Hedging Activities.”

Attachment B

(Text to be added to footnote (a) to the pro forma

consolidated balance sheet as of June 30, 2007)

At the time the contemplated transaction with Resorts is executed, the Company, through its wholly owned subsidiary AcquisitionCo LLC, will transfer to Resorts $31,133,250 original principal amount of the Shreveport Bonds as well as transfer to Carano $6,912,113 original principal amount of the Shreveport Bonds and an equity interest of $286,889 related to Shreveport Gaming Holdings, Inc. Additionally, as indicated in the financial statement footnotes to the Company’s audited financial statements, the Company accounts for its existing investment in Eldorado-Shreveport in accordance with SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). Specifically, the Company has classified the Eldorado-Shreveport investments as trading securities (per SFAS No. 115) and reports these investments at fair value. The aggregate fair value of these investments was $36,465,322 at June 30, 2007.

The proposed exchange of the Company’s investments for equity in Resorts was evaluated under the guidance provided in SFAS No. 140 “Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities,” (“SFAS No. 140”). In accordance with Paragraph 11 of SFAS No. 140, the assets to be received by the Company from the exchange, the 17.0359% equity interest in Resorts, will be recorded at fair value. The fair value of the equity interest in Resorts to be obtained by the Company was based on the quoted market price of the investments given up by the Company. This accounting treatment is consistent with the guidance provided in paragraph 68 of SFAS No. 140 which indicates that quoted market prices are the best evidence of fair value. It was determined that the quoted market prices of the Company’s investments were more indicative of fair value as compared to the equity value of a privately held company like Resorts. Subsequent to the proposed exchange, the Company will account for its investment in Resorts under the equity method consistent with the guidance provided in EITF D-46.